April 7, 2021

By EDGAR Submission

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tracey Houser
Jeanne Baker
Division of Corporation Finance
Office of Life Sciences

Re:	Biogen Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
Filed February 3, 2021
Form 8-K Filed February 3, 2021
File No. 000-19311

Dear Ms. Houser and Ms. Baker,

On behalf of Biogen Inc. (the “Company”), I am writing in response to the comment letter dated March 25, 2021, submitted to the Company from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the Commission on February 3, 2021 (“2020 Form 10-K”), and the Company’s Current Report on Form 8-K that was filed with the Commission on February 3, 2021 (“Form 8-K”). For your convenience, the Staff’s initial comments are included with our responses below.

Form 8-K Filed February 3, 2021
Exhibit 99.1

Comment:

1.We note that you have excluded upfront payments and premiums paid for the acquisition of related common stock to arrive at non-GAAP R&D expense and non-GAAP net income attributable to Biogen, Inc. Please tell us your consideration of the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for this adjustment. In this regard, you state in Note 18 that in connection with your business strategy, you enter into these collaboration agreements, which are detailed as part of your key business developments on page 2 of your Form 10-K.
Response to the First Comment:
We have reviewed Compliance and Disclosure Interpretations on Non-GAAP Measures issued on May 17, 2016, and advise as follows for the topics raised in Comment 1.

Our policy is to supplement our GAAP consolidated financial statements and GAAP financial measures with other financial measures, such as adjusted net income, adjusted diluted earnings per share, revenue growth at constant currency, which excludes the impact of changes in foreign exchange rates and hedging gains or losses, and free cash flow, defined as net cash flow from operations less capital expenditures. We refer to these measures as “Non-GAAP Financial Measures.”
We believe that these Non-GAAP Financial Measures provide additional insight into the ongoing economics of our business and reflect how we manage our business internally and set operational goals, and these Non-GAAP Financial Measures inform our management incentive programs. We acknowledge that Non-GAAP Financial Measures are in addition to, not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.
We exclude from Non-GAAP research and development (“R&D”) expense material upfront payments associated with significant collaboration and licensing arrangements (“material upfront payments”) and premiums paid for the acquisition of related common stock in order to better reflect our core operating performance.
We believe that material upfront payments and premiums paid for the acquisition of related common stock associated with significant collaborative and licensing arrangements differ from the normal, recurring, cash expenses necessary to operate our business. Below we describe our normal, recurring R&D operating expenditures and how they differ from material upfront payments and premiums paid for the acquisition of related common stock.
As discussed in Note 1, Summary of Significant Accounting Policies, to our consolidated financial statements included in the 2020 Form 10-K, our normal, recurring, cash operating expenditures associated with R&D activities include compensation and benefits for our employees, facilities and overhead expenses, clinical trial expenses and fees paid to contract research organizations, clinical supply and manufacturing expenses, write-offs of inventory that was previously capitalized in anticipation of product launch and determined to no longer be realizable and other outside expenses, paid to advance our programs, whether the programs originated within the Company or within a collaborator. Costs we share with our collaborators or that we reimburse to the collaborator as well as contingent, event-based, development milestones paid to collaborators as our programs advance are considered normal and recurring obligations and are presented both within our GAAP and Non-GAAP financial results. In each of these cases, the costs are amenable to budgeting and forecasting and are reflected within our operational goals and incentive compensation programs.
In contrast, material upfront payments and premiums paid for the acquisition of related common stock differ from normal, recurring expenses in their timing, nature and how they are viewed by our management and treated for incentive compensation purposes. Specifically, the material upfront payments and premiums paid for the acquisition of related common stock excluded from Non-GAAP R&D expense under our policy are:
•Unpredictable. Our significant collaboration and licensing arrangements are highly variable and unpredictable. Written agreements are often negotiated over lengthy periods of time with terms and conditions regularly adjusted and negotiations discontinued and restarted. In addition, our significant collaboration and licensing arrangements are often subject to regulatory review and approval prior to consummation. These factors, among others, preclude reliable prediction of timing and amounts.
The variability and unpredictability of material upfront payments result in their exclusion from our operational goals and our annual or updated budgets and forecasts. Further, we exclude material upfront payments from the performance metrics and calculations underlying our management incentive compensation plans and the financial guidance that we issue to investors. Specifically, within our discussion of the 2021 financial guidance furnished as part of the Form 8-K, we state that “this financial guidance does not include any impact from potential acquisitions or large business development transactions, as both are hard to predict.”
•Infrequent in their occurrence. For the year ended December 31, 2020, we completed three material collaborations, which we adjusted for within our Non-GAAP R&D expense. In the four years preceding 2020 we completed only two such transactions with a material upfront payment, only one of which involved the purchase of common equity at a premium. Transactions of this magnitude are infrequent.
Significant collaboration and licensing arrangements often represent the implementation or update of our business strategy or the accessing of a new technology not available internally and, therefore, we do not consider material upfront payments to be normal and recurring transactions.
•Distorting in their impact. For the three and twelve months ended December 31, 2020, the material upfront payments and premiums paid for the acquisition of related common stock that we adjusted for were approximately 63% and 47%, respectively, of our total GAAP R&D expense for the periods. The magnitude of these transactions in 2020 was unusual for us. Adjusting for these nonrecurring payments is useful for allowing readers of our financial statements to meaningfully compare R&D expense and trends across multiple reporting periods.
•Upfronts differ from normal recurring R&D expenses. Collaborative and licensing relationships are strategic, and we enter into them to access technology or discoveries that we cannot reliably or economically replicate. Because a material upfront payment is a negotiated amount and based on the fair value of the rights conveyed, usually no clear or consistent relationship exists between the amount of the upfront and the normal and recurring R&D expenses incurred by the collaboration partner prior to entering into the collaboration arrangement. They are usually discrete payments, not tied to measurable events, made at the onset of a relationship that may last many years. These material upfront payments are most similar to in-process research and development.
New collaboration and licensing arrangements, in some cases, involve our making an equity investment in the counterparty, which equity is typically purchased at a premium to the market price. The variability and unpredictability of amounts associated with equity security transactions, including both the premium paid and the unrealized gains and losses experienced in subsequent periods, results in their exclusion from our operational goals and our annual or updated budgets and forecasts. We do not consider owning equity interests to be a core part of our business strategy. As such, we exclude both premiums or discounts on our equity security investments and unrealized and realized gains and losses on these securities from our Non-GAAP Financial Measures, as we do not believe that these components of income or expense have a direct correlation to our ongoing or future core business operations.
Based on the above factors, to show measures that we believe better reflect our core business operations, we have implemented a policy to adjust for material upfront payments and equity investments associated with significant collaboration and licensing arrangements. This policy reflects the way senior management views the business and the nature of the payments. We do not believe that material upfront payments or premiums paid for the acquisition of related common stock reflect normal, recurring, expenses of our business and we do not believe that our policy causes the presentation of our Non-GAAP Financial Measures to be misleading.

Comment:
2.    Please provide a tabular reconciliation for each of your non-GAAP measures, including non-GAAP R&D and non-GAAP SG&A pursuant to Rule 100(a)(2) of Regulation G and Item 10(e)(i)(b) of Regulation S-K. Please also address this comment for each of your non-GAAP measures presented in your earnings and other presentations pursuant to Rule 100(a)(2) of Regulation G.

Response to the Second Comment:

We undertake to provide, in our future Form 8-K filings, earnings releases and other presentations that include such Non-GAAP Financial Measures, tabular reconciliations for each of the Company’s Non-GAAP Financial Measures, including Non-GAAP R&D and Non-GAAP SG&A, unless the Commission’s guidance or rules change on this topic.

To facilitate your review, attached as Exhibit A to this letter is an example of such modified disclosures based on our Q4 2020 earnings results.

Comment:

3.     For your presentation of free cash flow, please include all three major categories of the statements of cash flows with equal or greater prominence in accordance with Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.06 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please also address this comment in your earnings and other presentations pursuant to Rule 100(a)(1) of Regulation G.
Response to Third Comment:
We undertake to include, in our future Form 8-K filings, earnings releases and other presentations that disclose the Non-GAAP Financial Measure “Free Cash Flow”, the three major categories of the statement of cash flows (cash flows from operating, investing and financing activities) with equal or greater prominence, unless the Commission’s guidance or rules change on this topic.

To facilitate your review, attached as Exhibit B to this letter is an example of such modified disclosures based on our Q4 2020 earnings release.

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If you have any questions or comments regarding the foregoing, please contact the undersigned at 617-679-2132.

Sincerely,

/s/ Michael McDonnell
Michael McDonnell
Chief Financial Officer

Exhibit A

An itemized reconciliation between research and development expense on a GAAP and Non-GAAP basis is as follows:

	Quarters		Year-to-Date
(Dollars in millions)	Q4'20	Q4'19	FY'20	FY'19
Research and Development Expense:
Total research and development expense, GAAP	$1,726.0	$691.7	$3,990.9	$2,280.6
Less: upfront payments and premiums paid for the acquisition of related common stock	(1,084.0)	—	(1,893.6)	—
Less: acquisition-related transaction and integration costs	—	—	—	(8.0)
Less: restructuring, business transformation and other cost saving initiatives	—	—	—	—
Total research and development expense, Non-GAAP	$642.0	$691.7	$2,097.3	$2,272.6

An itemized reconciliation between selling, general and administrative expense on a GAAP and Non-GAAP basis is as follows:

	Quarters		Year-to-Date
(Dollars in millions)	Q4'20	Q4'19	FY'20	FY'19
Selling, General and Administrative Expense:
Total selling, general and administrative, GAAP	$806.3	$664.9	$2,504.5	$2,374.7
Less: acquisition-related transaction and integration costs	(10.1)	(2.4)	(19.4)	(46.3)
Less: restructuring, business transformation and other cost saving initiatives	(2.8)	(0.5)	(2.7)	(3.5)
Total selling, general and administrative, Non-GAAP	$793.4	$662.0	$2,482.4	$2,324.9

Exhibit B

A reconciliation between net cash flow and free cash flow is as follows:

	Quarters		Year-to-Date
(Dollars in millions)	Q4'20	Q4'19	FY'20	FY'19
Cash Flow:
Net cash provided by (used in) operating activities	$(367.1)	$1,960.2	$4,229.8	$7,078.6
Net cash provided by (used in) investing activities	(166.4)	708.4	(608.6)	470.5
Net cash provided by (used in) financing activities	(401.1)	(2,116.4)	(5,272.7)	(5,860.4)
Net increase (decrease) in cash and cash equivalents	$(934.6)	$552.2	$(1,651.5)	$1,688.7

Net cash provided by (used in) operating activities	$(367.1)	$1,960.2	$4,229.8	$7,078.6
Less: Purchases of property, plant and equipment	(86.0)	(110.4)	(424.8)	(514.5)
Free cash flow^	$(453.1)	$1,849.8	$3,805.0	$6,564.1

^ Free cash flow is defined as net cash flow from operations less capital expenditures.